UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

CNPJ No. 33.700.394/0001-40	NIRE 35300102771

PUBLICLY-HELD CORPORATION

MINUTES OF THE SPECIAL SHAREHOLDERS’ MEETING HELD ON FEBRUARY 28, 2009.

PLACE AND TIME:	Av. Eusébio Matoso, 891, ground floor, in the city of São Paulo, State of São Paulo, at 10:30 a.m.

OFFICES:	Roberto Egydio Setubal – President Leila Cristiane Barboza Braga de Melo – Secretary

QUORUM:	Shareholders representing the total amount of the capital stock.

NOTICE OF CALL:	Publishing the call notice is not required, as provided in paragraph 4 of section 124 of Law No. 6.404/76.

DELIBERATIONS MADE BY ALL SHAREHOLDERS PRESENT:

I – COMPANY SPIN-OFF

Pursuant to the terms proposed by the Board of Executive Officers at a meeting held on this date, the shareholders have:

1.
Approved the Protocol and Justification of Spin-Off of the Company (Protocol and Justification) executed on this date by the management bodies of the Company and of BANCO ÚNICO S.A. (“BANCO ÚNICO”), a corporation with registered offices located in the City of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, enrolled with the Brazilian Tax Authorities under CNPJ/MF No. 00.086.413/0001-30, that will incorporate the spun-off portion of the Company. The Protocol and Justification becomes part of these minures in the form of Annex I.

1.1.
The shareholders have also expressed their agreement with (i) the appointment of the qualified company PricewaterhouseCoopers Auditores Independentes (“PWC”), with registered offices located in the city of São Paulo, State of São Paulo, at  Avenida Francisco Matarazzo, 1,400, 7th floor, Torre Torino, Centro Empresarial Água Branca, enrolled with the Brazilian Tax Authorities under  CNPJ No. 61.562.112/0001-20, registered with the

Conselho Regional de Contabilidade do Estado de São Paulo under No. 2SP000160/O-5, to assess the value of the split portion of Company assets, and  (ii) the evaluation report prepared by PWC (Annex II).

2.
Approved the spin-off of the Company, with transfer of the spun-off portion, which is equivalent to R$35,959,360.45 (thirty five millions, nine hundred and fifty nine thousand, three hundred and sixty one reais and twenty seven cents),  to BANCO ÚNICO, which will succeed the Company only in connection with the liabilities that were transferred to it, pursuant to the terms of the sole paragraph of the article 233 of the Law  No. 6.404/76.

3.
Due to the transfer of the portion of its net assets to BANCO ÚNICO, the capital stock of the Company will be reduced at R$35,959,361.27 (thirty five millions, nine hundred and fifty nine thousand, three hundred and sixty one reais and twenty seven cents) and no shares will be cancelled.

3.1.	In view of the approvals included in the aforementioned item, the caput of Article 4 of the By-laws is hereby amended and shall adopt the following wording:

“Article 4: The capital stock is R$ 10,964,040,638.73 (ten billions, nine hundred and sixty four million, forty thousand, six hundred and thirty eight reais and seventy three cents) divided into 2,734,416,904 (two billions, seven hundred and thirty four millions, four hundred and sixteen thousand and nine hundred and four) registered shares, with no par value, of which 1,511,316,336 (one billion, five hundred and eleven million, three hundred and sixteen thousand, three hundred and thirty six) are common shares and 1,223,100,568 (one billion, two hundred and twenty three million, one hundred thousand, five hundred and sixty eight) are preferred shares.”

4.	The Company’s managers are hereby authorized to carry out all acts necessary for the spin-off to take force, as foreseen in Law.

FISCAL COMMITTEE : Fiscal Committee has not expressed its opinion as it is not operating.

São Paulo, February 28, 2009.

(aa)	Roberto Egydio Setubal – President Leila Cristiane Barboza Braga de Melo – Secretary

SHAREHOLDERS PRESENT: by BANCO ITAÚ S.A. – Roberto Egydio Setubal – Chief Executive Officer and Silvio Aparecido de Carvalho – Executive Officer.

This is a copy of the original document, execute at the adequate book.

São Paulo, February 28 , 2009.

Roberto Egydio Setubal President	Leila Cristiane Barboza Braga de Melo Secretary